Exhibit L

Appeal Decision By Eastern Caribbean Supreme Court Supports Right of Prime Success and Vivo

Capital to Participate in Critical Sinovac Biotech Shareholder Vote

Decision Stays Attempt of 1Globe to Disenfranchise Shareholders

PALO ALTO, Calif.--(BUSINESS WIRE)--Vivo Capital (“Vivo” or “we”), a leading global investment firm focused exclusively on healthcare and life sciences and a long term shareholder of Sinovac Biotech Ltd. (NASDAQ:SVA) (“Sinovac” or the “Company”), today announced that the Court of Appeals of the Eastern Caribbean Supreme Court granted a motion to stay the self-interested injunction sought and led by 1Globe to prevent legitimate, long-term shareholders in the Company from participating in its critical shareholder vote.

The decision confirmed Vivo and Prime Success were permitted to attend and vote in the July 8th shareholder meeting as valid shareholders. Allowing 1Globe’s actions to proceed would have harmed shareholder rights and undermined the integrity of the Company’s governance structure, and Vivo thanks the Court for granting the stay.

Since its 2018 investment in Sinovac, Vivo has contributed immensely to the Company’s success to the benefit of all shareholders, including by providing incremental investment vital to the success of CoronaVac. By contrast, 1Globe obtained control of Sinovac by unscrupulous, dishonest, and criminal conduct and by surreptitiously purchasing its position in the open market without contributing a single dollar or otherwise providing any support to the Company.

Vivo has remained steadfast in its mission to restore trust in Sinovac’s governance, and ultimately, position the Company to resume trading and return cash to shareholders.

About Vivo Capital

Founded in 1996, Vivo Capital is a leading global healthcare investment firm with a diverse, multi-fund investment platform spanning venture capital, growth equity, buyout, and public equities. The Firm has approximately $5.3 billion in regulatory assets under management and has invested in over 430 public and private companies globally. Headquartered in Palo Alto, California, the Vivo team consists of more than 75 multi-disciplinary professionals. Vivo invests broadly in healthcare across multiple sub-sectors, including biotechnology, pharmaceuticals, medical devices, and healthcare services, with a focus on the largest healthcare markets globally.

Contacts

Media
Pro-Vivo@Prosek.com